July 2, 2026

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW – Request for Withdrawal
Roundhill ETF Trust
Post-Effective Amendment No. 154
(Registration Statement File Nos. 333-273052, 811-23887)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”), on behalf of Roundhill Long VIX Futures Points ETF, Roundhill 2X Long VIX Futures Points ETF, Roundhill Short VIX Futures Points ETF, and Roundhill 2X Short VIX Futures Points ETF (each, a “Fund,” and collectively, the “Funds”), Roundhill ETF Trust (the “Trust”) submits this application for withdrawal of Post-Effective Amendment No. 154, originally filed with the Securities and Exchange Commission on May 9, 2025 (Accession No. 0001398344-25-009129).

The automatic effectiveness of the Funds has been delayed pursuant to subsequent 485BXT filings, the most recent of which was filed on May 29, 2026 (Accession No. 0001398344-26-009998) (each, a “BXT Filing”), and is scheduled to become effective on July 28, 2026. The Trust also respectfully requests the withdrawal of each BXT Filing.

The Trust no longer intends to seek effectiveness of the Funds and no securities of the Funds were sold, or will be sold, pursuant to the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement.

Sincerely,

Roundhill ETF Trust

By:	/s/ Sean Poyntz
Sean Poyntz
Secretary